

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2011

<u>Via E-mail</u>
Guixiong Qiu
Chief Executive Officer
Tanke Biosciences Corporation
c/o Guangzhou Tanke Industry Co., Ltd.
Room 2801, East Tower of Hui Hao Building
No. 519 Machang Road
Pearl River New City, Guangzhou
People's Republic of China 510627

> **Re: Tanke Biosciences Corporation**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed November 7, 2011**
> **File No. 333-172240**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2011**
> **Filed November 21, 2011**
> **File No. 0-53529**

Dear Mr. Qiu:

We have reviewed your filings, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Amendment No. 3 to Form S-1 filed November 7, 2011</u>

<u>General</u>

1.   We remind you of prior comment 1 from our letter dated September 14, 2011.

Guixiong Qiu
Tanke Biosciences Corporation
November 22, 2011
Page 2

2.   Please update your cross references in your filing to the correct page numbers. For example, we refer you to the cover page and page 2.

3.   We note your response to comment 3 from our letter dated September 14, 2011, and reissue such comment. Please provide relevant updates with each amendment. For example, and without limitation, please update your prospectus cover page disclosure regarding the recent price for your shares as quoted on the OTC Bulletin Board.

Risk Factors, page 7

4.   We note your disclosure at page F-9 regarding the restrictions on your ability to pay dividends in connection with your statutory reserves. Please disclose all related risks in your Risk Factors section. If such restrictions relate to your risk factor "Due to various restrictions under Chinese laws on the distribution of dividends by our Chinese operating companies, we may not be able to pay dividends to our stockholders…" at page 18, please revise your filing to clarify.

5.   We note your response to comment 6 from our letter dated September 14, 2011, and reissue such comment. Please expand your risk factor disclosure to address any material risks to you and your shareholders (other than the Tanke Shareholders) related to any uncertainty regarding how Notice 75 will be interpreted and implemented. For example, please discuss how any failure to comply with SAFE Circular 75 could impact you, your subsidiaries or the operating company, including, without limitation, any resulting effects on the ability to make distributions or pay dividends, and the imposition of administrative or criminal liabilities. In that regard, we note that your risk factor heading references related risks that are not otherwise discussed in the risk factor disclosure.

6.   We note your response to prior comment 12 from our letter dated September 14, 2011. Please revise your filing to consistently indicate whether you are registering the resale of the 800,413 shares that are potentially issuable upon conversion by certain selling stockholders of interest accrued under the notes. For example, and without limitation, we note that you have removed such shares from your registration fee table, but we also note that you reference the resale of such shares on your prospectus cover page.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

Income Tax Expense, page 33

7.   Please revise this section to clarify the anticipated effect on your income tax expense in connection with the expiration of the tax reduction and exemption. Please refer to prior comment 17 from our letter dated June 6, 2011.

Consolidated Financial Statements

General

8.   Please note the financial statement updating requirements per Rule 8-08 of Regulation S-X.

9.   We note that you restated your financial statements for the period ended June 30, 2011. However, it does not appear that there is disclosure in your filing related to this restatement. Please revise or advise.

Report of Independent Registered Public Accounting Firm, page F-1

10. We note that your independent accountant makes reference to the financial statements of China Flying Development Ltd. in its report. Please request that your independent accountant revise its report to make reference to the appropriate entity. Refer to Rule 2-02 of Regulation S-X.

Consolidated Statements of Shareholders' Equity, page F-4

11. We note that you recorded $6,125,195 as additional paid-in capital related to your private placement in 2011. Please provide us with a reconciliation of the underlying items that make-up this amount.

Notes to Consolidated Financial Statements

1. Organization and Principal Activities, page F-6

12. We note your response to our prior comment 15 from our letter dated September 14, 2011 and the related revisions to your financial statements. Please expand your disclosure to explain why a step-up in basis was not recorded in connection with the consolidation of Guangzhou Tanke as a variable interest entity in the context of the arrangements supporting consolidation.

2. Summary of Significant Accounting Policies, page F-7

(m) Statutory and Discretionary Reserves, page F-9

13. We note that you have segregated $373,406 related to statutory reserve requirements and $153,992 related to discretionary reserves. However, it does not appear that the related amounts are separately presented in your balance sheet or statement of stockholders' equity. Please revise to separately present the related amounts.

(q) Value Added Tax, page F-10

14.   We note that you record value added taxes on a gross basis. Please disclose the amounts of those taxes in your interim and annual financial statements. Refer to FASB ASC 605-45-50-4.

10. Income Tax, F-16

15.   Please expand your disclosure to reconcile income tax expense attributable to continuing operations to your statutory tax rate as required by FASB ASC 740-10-50-12.

Pro Forma Financial Information, page F-19

16.   We note that you make a reference to the unaudited pro forma combined balance sheets as of December 31, 2009 and September 30, 2010. Please revise to ensure your disclosure is consistent with the pro forma financial statements provided.

17.   Please amend your filing to provide footnotes to the pro forma financial statements which clearly explain the adjustments made. Refer to Rule 11-02 of Regulation S-X.

Exhibits and Financial Statement Schedules, page II-9

18.   We note that you have not filed certain exhibits. Please file such exhibits with your next amendment. Upon review of these exhibits, we may have further comments. Please refer to comment 87 from our letter dated March 15, 2011.

Exhibit 10.1 – Securities Purchase Agreement, dated February 9, 2011

19.   We note your response to prior comment 26 from our letter dated September 14, 2011, and note that your response suggests that you filed the Securities Purchase Agreement pursuant to Item 601(b)(10) of Regulation S-K. Please re-file such agreement to include all schedules. In that regard, we note that Item 601(b)(10) of Regulation S-K does not provide for the omission of exhibits or schedules.

Exhibit 23.1 – Consent of Parker Randall CF (H.K.) CPA Limited

20.   We note that your independent accountant makes reference to the "audited financial statements of Tanke Biosciences Corporation (currently known as "China Flying Development Limited,")" in its consent. Please obtain a consent that makes reference to the appropriate entity.

Guixiong Qiu
Tanke Biosciences Corporation
November 22, 2011
Page 5

21.   We note the consent provided your independent accountant makes reference to "the unaudited financial statements dated October 20, 2011." Please explain the nature of the reference to these financial statements.

Exhibit 99.4 – Loan Agreement dated May 2009

22.   We reissue prior comment 27 from our letter dated September 14, 2011. We note that the revised version of the bank loan agreement appears incomplete. For example, and without limitation, we refer you to Article 4 with respect to the fixed interest rate, which is blank in the version filed.

23.   Also, please revise to disclose all material terms of such agreement in the appropriate section, such as your Management's Discussion and Analysis of Financial Condition and Results of Operations. For example, and without limitation, please disclose in such section the penalty interest rate, the schedule for the repayment of principal, and any other material obligations of the registrant, its subsidiaries, or the operating company under the loan agreement. Please also update in such section the amounts outstanding under the loan.

Form 10-Q for Fiscal Quarter Ended September 30, 2011

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page 6

24.   We note the line item "Increase in other receivables" as a component of cash flows from investing activities. Please describe for us the terms and conditions of the transactions underlying this item. In addition, please revise your discussion of liquidity and capital resources to provide additional detail regarding this line item.

25.   We note that you include a $1.9 million cash inflow from financing activities captioned as "Due from a related party." Please revise to provide disclosure describing the terms and conditions of the underlying transaction.

Notes to Consolidated Financial Statements

8. Other Payable and Accrued Liabilities, page 15

26.   We note that your value added tax payable increased to $2.0 million as of September 30, 2011 from $50,230 as of December 31, 2010. Please expand your disclosure to explain this increase.

Item 4. Controls and Procedures, page 28

27.   We are not able to determine how you have addressed our prior comment 32. As such, we reissue our prior comment. Please amend your filings to include the conclusions of your principal executive and principal financial officer regarding the effectiveness of your disclosure controls and procedures as of March 31, 2011, June 30, 2011, and September 30, 2011 as required by Item 307 of Regulation S-K.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Suying Li, Staff Accountant, at (202) 551-3335 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311, if you have questions regarding comments on the financial statements and related matters. Please contact Caroline Kim, Staff Attorney, at (202) 551-3878 or Laura Nicholson, Staff Attorney, at (202) 551-3584 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Evan L. Greebel
        Katten Muchin Rosenman LLP